

February 4, 2011

Jon W. Thompson
Tandy Leather Factory Inc.
1900 Southeast Loop 820
Fort Worth, TX 76140

> **Re: Tandy Leather Factory Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009 and filed March 26, 2010**
> **File No. 001-12368**

Dear Mr. Thompson:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services